Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Western Copper and Gold Corporation’s Annual Report on Form 40-F for the year ended December 31, 2011 of our Auditor’s Report dated March 22, 2012 relating to the consolidated financial statements comprising the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for each of the years of the two year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as at December 31, 2011, which appears in this Annual Report.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, Canada
March 22, 2012

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.